U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File No.: 001-04192

MFC Industrial Ltd.
(Translation of Registrant’s name into English)

Suite #1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

Form 51-102F3
Material Change Report

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

MFC INDUSTRIAL LTD. Suite 1620 – 400 Burrard Street Vancouver, British Columbia V6C 3A6

2.	Date of Material Change:

The material changes described in this report occurred on August 14, 2013.

3.	News Release:

On August 14, 2013, MFC Industrial Ltd. (the "Corporation") issued a news release through the facilities of PR Newswire, which was also filed on SEDAR.

4.	Summary of Material Change:

The Corporation announced the appointment of Silke S. Stenger to the board of directors of the Corporation until the next annual meeting of the Corporation's shareholders or until her successor is elected or appointed.

5.	Full Description of Material Change:

The Corporation announced the appointment of Silke S. Stenger to the board of directors of the Corporation until the next annual meeting of the Corporation's shareholders or until her successor is elected or appointed.

6.	Reliance on Confidential Filing Provisions:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Corporation is knowledgeable about the material change and this report and may be contacted by any of the securities commissions respecting the material change and this report:

Michael Smith President and Chief Executive Officer Telephone: (604) 683-8286 (contact through Rene Randall)

9.	Date of Report:

August 15, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By:	/s/ Michael Smith
Michael Smith
Chairman, President and
Chief Executive Officer

Date: August 15, 2013